UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

JD.com Plans to Spin-off and List JD Health in Hong Kong

JD.com, Inc. (the “Company”) plans to spin-off and list JD Health International Inc. (“JD Health”), a consolidated subsidiary of the Company, on the Main Board of The Stock Exchange of Hong Kong Limited. The timing of such spin-off and listing will depend on market conditions, among other factors, and there is no assurance as to when such spin-off and listing will be completed.

The above announcement does not constitute an offer of securities for sale, or an invitation or solicitation of an offer to acquire, purchase or subscribe for securities in the United States, Hong Kong or any other jurisdiction in which such offer, invitation, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any securities described herein may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States or Hong Kong would be made by means of a prospectus that is registered and may be obtained from JD Health, which would contain detailed information about JD Health, its management and financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By:	/s/ Sandy Ran Xu
Name:	Sandy Ran Xu
Title:	Chief Financial Officer

Date: September 21, 2020